US Assets, Inc.
1910 Pacific Avenue, Suite 17060
Dallas, TX 75201

November 22, 2016

Via EDGAR

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F. Street, N.E. Washington, D.C. 20549

Re:	US Assets, Inc. Registration Statement on Form S-1 Filed September 7, 2016 File No. 333-213535

Dear Ms. Barros:

Pursuant to Rule 259(a) under the Securities Act of 1933, as amended, US Assets, Inc. (the "Company") requests the withdrawal of the Company's Registration Statement on Form S-1, Filed September 7, 2016, File No. 333-213535.

If you have any questions with respect to this matter, please contact counsel for the Company, Ms. Laura Anthony at Legal & Compliance, LLC at Lanthony@legalandcompliance.com. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Jeffrey Love
Jeffrey Love
Chief Executive Officer and President